Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

Overview

Rich Sparkle Holdings Limited (the “Company”) is a holding company incorporated as an exempted company under the laws of the Cayman Islands. As a holding company with no material direct operations of our own, we conduct our operations as a professional specialist in the provision of financial printing services such as printing, typesetting and translation, advisory services including Environmental, Social and Governance (“ESG”) and internal control reporting services and other services including standalone annual general meeting and extraordinary general meeting supporting service and other standalone services, through ANPA (HK), our sole operating subsidiary in Hong Kong.

ANPA (HK) was founded in 2016. We are a financial printing services provider which specializes in designing and printing high quality financial print materials in Hong Kong. In our operating history of more than eight years, we started offering a comprehensive solution in typesetting, proofreading, translation, design, and printing, ensuring comprehensive support for all stages of document preparation to Hong Kong listed companies and companies that are preparing for their initial listing on the HK Stock Exchange. Our service portfolio covers a myriad of deliverables, mainly including listing documents, financial reports, fund documents, circulars and announcements. We offer to our customers a wide range of convenient and quality financial printing services, from typesetting, proofreading, translation, design and printing. In addition, we also offered advisory services which could cater for our customers’ different requirements, such as conducting internal control assessment and environmental, social and governance performance evaluation as well as other services including provision of co-working space at our leased office located at Portion 2, 12th Floor, The Center, 99 Queen’s Road Central, Hong Kong, for our customers mainly to conduct meetings and conferences.

Recent Developments

On November 20, 2025, the Company entered into (i) a subscription agreement with its wholly-owned subsidiary, Rich Bright Corporate Limited, and Dragon Port Developments Limited, one of the investment vehicles of Animoca Brands Corporation Limited, and (ii) a shareholders’ agreement among the same parties. Rich Bright Corporate Limited is a BVI business company incorporated in the British Virgin Islands on November 14, 2025. Under the subscription agreement, and subject to the satisfaction of customary closing conditions, Rich Bright Corporate Limited agreed to issue and allot, and Animoca Brands Corporation Limited agreed to subscribe for, 4,900 class A preferred shares of Rich Bright Corporate Limited. Immediately upon completion, the Company will hold 5,100 ordinary shares (representing approximately 51% of the fully-diluted and as-converted share capital) of Rich Bright Corporate Limited.

On January 9, 2026, the Company entered into private placement subscription agreements with certain accredited investors in a private placement of 3,000,000 ordinary shares, no par value, at the purchase price of $13.0 per ordinary share. The gross proceeds of the private placement are expected to be approximately $39,000,000, before deducting offering expenses payable by the Company.

On January 9, 2026, the Company entered into a sale and purchase agreement (the “SPA”) with Serigne Khabane Lame, Dominant Action Limited, Pink13 Group Inc., Anhui Xiaoheiyang Network Technology Company Limited, Develop Master Limited and Ace Fantasy Limited (the “Vendors”), pursuant to which the Company intends to purchase the entire issued share capital of Step Distinctive Limited (the “Target Company”) at the consideration of $975,000,000, which shall be satisfied by way of issuance of 75,000,000 Ordinary Shares of the Company to the Vendors (the “Transaction”). Pursuant to the SPA, the Transaction is conditional upon, among others, (i) completion of the valuation to the satisfaction of the Company of the Target Company at not less than US$900 million, (ii) the completion of a due diligence investigation in respect of the Target Company and its subsidiary; and (iii) the stock exchange having grant approval for dealing in the consideration share.

Summary of Results of Operations

The following discussion is based on our Group’s historical results of operations and may not be indicative of our Group’s future operating performance.

Comparison of Six Months Ended March 31, 2026 and 2025

The following table sets forth key components of our results of operations for the six months ended March 31, 2026 and 2025. The historical results presented below are not necessarily indicative of the results that may be expected for any future period.

			Changes
	2026	2025	Amount	%
	US$	US$	US$
Revenue	2,121,062	1,741,985	379,077	21.8
Cost of services	(1,285,288)	(1,109,926)	(175,362)	15.8
Gross profit	835,774	632,059	203,715	32.2

Operating expenses
Selling, general and administrative	(1,555,814)	(905,329)	(650,485)	71.9
Share-based compensation expense	(38,850,000)	–	(38,850,000)	N/A
Total operating expenses	(40,405,814)	(905,329)	(39,500,485)	4,363.1

Loss from operations	(39,570,040)	(273,270)	(39,296,770)	14,380.2

Other (expense) income
Interest expense	(17,379)	(31,682)	14,303	(45.1)
Bank interest income	3,021	–	3,021	N/A
Total other expense, net	(14,358)	(31,682)	17,324	(54.7)

Loss before provision for income taxes	(39,584,398)	(304,952)	(39,279,446)	12,880.5
Income tax benefit	121,176	48,167	73,009	151.6
Net loss	(39,463,222)	(256,785)	(39,206,437)	15,268.2

Other comprehensive loss
Foreign currency adjustment	(38,258)	(3,199)	(35,059)	1,095.9
Total comprehensive loss	(39,501,480)	(259,984)	(39,241,496)	15,093.8

Revenue

As set forth in the following table, during the six months ended March 31, 2026 and 2025, our revenue was derived from the provision of financial printing services, advisory services and other services:

	2026		2025
	US$	%	US$	%
Revenue
Financial printing services	$1,699,883	80.1	$865,391	49.7
Advisory services	315,095	14.9	147,097	8.4
Other	106,084	5.0	729,497	41.9
Total	$2,121,062	100.0	$1,741,985	100.0

Our revenue increased by US$379,077 or 21.8% to US$2,121,062 for the six months ended March 31, 2026 from US$1,741,985 for the six months ended March 31, 2025. Such increase was mainly attributable to the increase of financial printing services of US$834,492 and the increase of advisory services of US$167,998, which was partially offset by the decrease of other services of US$623,413.

For the six months ended March 31, 2026 and 2025, all of the revenue was from clients in Hong Kong.

Cost of services

The following table sets forth the breakdown of our cost of services for the six months ended March 31, 2026 and 2025:

	2026		2025
	US$	%	US$	%
Cost of services
Staff costs	$63,245	4.9	$670,372	60.4
Subcontracting fee	1,123,299	87.4	393,600	35.4
Printing costs	75,210	5.9	45,046	4.1
Other job-specific expenses	23,534	1.8	908	0.1
Total	$1,285,288	100.0	$1,109,926	100.0

During the six months ended March 31, 2026 and 2025, our Group’s cost of services was mainly comprised of staff costs, subcontracting fee, printing costs and other job-specific expenses. We incurred cost of services of US$1,285,288 for the six months ended March 31, 2026, compared to US$1,109,926 for the six months ended March 31, 2025, an increase of US$175,362 or 15.8%. The increase was in line with the increase in revenue from financial printing services. The increase in subcontracting fee was resulted from the reduced reliance on the internal resources.

The Company paid subcontracting fee for (i) translation services handled by professional linguists who ensure accuracy and cultural relevance, (ii) ESG and internal control services support, and (iii) client relationship maintenance support.

Gross profit and gross profit margin

Our gross profit was US$835,774 for the six months ended March 31, 2026, compared to US$632,059 for the six months ended March 31, 2025, an increase of US$203,715, or 32.2%. Our overall gross profit margins were 39.4% and 36.3% for the six months ended March 31, 2026 and 2025, respectively. Our total gross profit increased during the six months ended March 31, 2026, due to the increase in revenue from the financial printing services and advisory services which are generally with higher gross profit margins.

Selling, General and Administrative expenses

The following table sets forth the breakdown of our selling, general and administrative (SG&A) expenses for the six months ended March 31, 2026 and 2025:

	2026		2025
	US$	%	US$	%
Staff costs	$395,118	25.4	$286,464	31.6
Depreciation	343,788	22.1	254,673	28.1
Property related expenses	131,741	8.5	142,105	15.7
Legal and professional fees	290,193	18.7	508	0.1
Advertising and marketing expenses	230,676	14.8	128,557	14.2
Miscellaneous expenses	164,298	10.5	93,022	10.3
Total	$1,555,814	100.0	$905,329	100.0

SG&A mainly consist of administrative staff cost, depreciation of property, plant and equipment and right-of-use assets, property related expenses, legal and professional fees and other miscellaneous expenses. Our SG&A were US$1,555,814 and US$905,329 for the six months ended March 31, 2026 and 2025, respectively, or 73.4% and 52.0% of our revenue for the corresponding period. The increase was mainly due to the increase in our staff costs, depreciation, legal and professional fees and advertising and marketing expenses.

Share-based compensation expense

Our share-based compensation expense was US$38,850,000 for the six months ended March 31, 2026, compared to nil for the six months ended March 31, 2025, an increase of US$38,850,000. Share-based compensation expense increased during the six months ended March 31, 2026, due to the issuance of 2,500,000 ordinary shares to the staff of the Company pursuant to the equity incentive plan.

Other Expense, Net

The following table sets forth the breakdown of our other income (expense) for the six months ended March 31, 2026 and 2025:

	2026		2025
	US$	%	US$	%
Bank interest income	3,021	(21.0)	–	–
Interest expense on lease liabilities	(17,379)	121.0	(31,682)	100.0
Total	$(14,358)	100.0	$(31,682)	100.0

Our other expense were expense of US$14,358 and of US$31,682 for the six months ended March 31, 2026 and 2025, respectively.

An decrease in other expense by US$17,324 or 54.7%, for the six months ended March 31, 2026, compared to the corresponding six months ended March 31, 2025, was primarily attributable to the decrease of interest expense on lease liabilities of US$14,303.

Income Tax Benefit

The Company and our wholly owned subsidiary, Lore, were incorporated in the BVI. Pursuant to the current rules and regulations, the BVI currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. Therefore, the Company is not subject to any income tax in the BVI.

Our indirectly wholly-owned subsidiary, ANPA (HK), is subject to income tax within Hong Kong at the applicable tax rate on taxable income. Hong Kong profit tax rates are 8.25% on assessable profits up to HK$2,000,000 (US$255,135), and 16.5% on any part of assessable profits over HK$2,000,000 (US$255,135). For the six months ended March 31, 2026 and 2025, our Group did not have any assessable profits in Hong Kong.

We had income tax benefit of US$121,176 for the six months ended March 31, 2026, compared to US$48,167 for the six months ended March 31, 2025, an increase of US$73,009, or 151.6%, mainly due to the increase in loss before taxation. Our effective tax rate was 16.5% for the six months ended March 31, 2026 and 16.5% for the six months ended March 31, 2025.

Net loss

As a result of the foregoing, our net loss for the six months ended March 31, 2026 and 2025 was US$39,463,222 and US$256,785, respectively.

Discussion of Certain Balance Sheet Items

	As of
	March 31, 2026 (Unaudited)	September 30, 2025 (Audited)
ASSETS
Current assets:
Cash	$1,701,066	$3,784,776
Accounts receivable, net	2,952,345	2,556,788
Contract assets	36,601	32,287
Prepayments and other current assets	1,030,459	578,613
Total current assets	5,720,471	6,952,464

Non-current assets:
Property and equipment, net	427,479	527,131
Operating lease right-of-use assets	423,292	674,595
Deferred tax assets, net	288,480	169,088
Other non-current assets	169,063	170,301
TOTAL ASSETS	$7,028,785	$8,493,579

LIABILITIES
Current liabilities:
Accounts payable	$302,916	$528,965
Contract liabilities	15,052	16,393
Amount due to a related party	662,253	668,662
Operating lease liabilities, current	443,099	469,826
Income tax payable	153,096	154,217
Accrued expenses and other current liabilities	434,221	759,278
Total current liabilities	2,010,637	2,597,341

Non-current liabilities:
Operating lease liabilities, non-current	–	226,444
Post-employment benefit obligations	22,707	22,873
Total non-current liabilities	22,707	249,317
TOTAL LIABILITIES	$2,033,344	$2,846,658

Cash

Our cash decreased from US$3,784,776 as of September 30, 2025 to US$1,701,066 as of March 31, 2026. The decrease mainly resulted from the (i) increase in account receivables; (ii) increase in prepayments, other current assets and other non-current assets during the six months ended March 31, 2026; (iii) the decrease in accounts payable; and (iv) the decrease in accrued expenses and other current liabilities.

Accounts receivable, net

Our accounts receivable, net increased from US$2,556,788 as of September 30, 2025 to US$2,952,345 as of March 31, 2026, which was mainly due to higher revenue recognized near the period end, resulting in increased outstanding balances from customers.

Contract assets

Our contract assets increased from US$32,287 as of September 30, 2025 to US$36,601 as of March 31, 2026, mainly because our increase of advisory services during six months ended March 31, 2026.

Operating lease right-of-use assets

Our operating lease right-of-use (“ROU”) assets decreased from US$674,595 as of September 30, 2025 to US$423,292 as of March 31, 2026, mainly attributable to the amortization of its office premises recognized for the Company’s use during the six months ended March 31, 2026.

Accounts payable

Our accounts payable is mainly comprised of payables to subcontractors. Our accounts payable decreased from US$528,965 as of September 30, 2025 to US$302,916 as of March 31, 2026, primarily due to the timely settlement of accounts payable during the six months ended March 31, 2026.

Operating lease liabilities

As of September 30, 2025 and March 31, 2026, we had operating lease liabilities of US$696,270 and US$443,099, respectively. The decrease in our operating lease liabilities as of March 31, 2026 was mainly due to the repayment of lease payments during the six months ended March 31, 2026.

Liquidity and Capital Resources

Our liquidity and working capital requirements primarily related to finance our working capital needs, and fund our capital expenditures and the growth of our operations. Historically, we have met our working capital and other liquidity requirements primarily through our equity capital and cash generated from our operations. Going forward, we expect to fund our working capital and other liquidity requirements from various sources, including but not limited to cash generated from our operations, loans from banking facilities, the net proceeds from this offering and other equity and debt financings as and when appropriate.

As of March 31, 2026, we had US$1,701,066 in cash. Our working capital requirements are influenced by the size of our operations, the progress of execution on our services, and the timing for collecting accounts receivable, and repayment of accounts payable.

As of March 31, 2026 and September 30, 2025, we had no outstanding bank borrowings.

Cash flows

The following tables set forth a summary of our cash flows information for the periods indicated:

	For the six months ended March 31,
	2026 (Unaudited)	2025 (Unaudited)
	US$	US$
Cash and cash equivalents at beginning of the period	$3,784,776	$320,161
Net cash (used in) provided by operating activities	(2,061,491)	565,959
Net cash used in financing activities	(6,409)	(434,787)
Net (decrease) increase in cash and cash equivalents	(2,067,900)	131,172
Effect of foreign exchange rate changes	(15,810)	(405)
Cash and cash equivalents as at end of the period	$1,701,066	$450,928

Cash flows from operating activities

Cash used in operating activities was US$2,061,491 for the six months ended March 31, 2026, mainly derived from (i) net loss of US$39,463,222 for the six months ended March 31, 2026; (ii) the increase in share-based compensation expense by US$38,850,000; (iii) the increase in accounts receivable, net by US$414,148; (iv) the decrease in accounts payable by US$226,049; and (v) increase in prepayments, other current assets and other non-current assets by US$450,608.

Cash provided by operating activities was US$565,959 for the six months ended March 31, 2025, mainly derived from (i) net loss of US$256,785 for the six months ended March 31, 2025; (ii) the decrease in accounts receivable, net by US$1,005,848; (iii) the increase in accounts payable by US$ 317,000; and (iv) decrease in prepayments, other current assets and other non-current assets by US$128,535.

Cash flows from investing activities

There was no cash from investing activities for the six months ended March 31, 2026 and 2025.

Cash flows from financing activities

Cash used in financing activities was US$6,409 for the six months ended March 31, 2026, which was mainly attributable to financings provided to related parties of US$6,409.

Cash used in financing activities was US$434,787 for the six months ended March 31, 2025, which was mainly attributable to payments of offering costs for initial public offering of US$433,879.

Capital Expenditures

We did not incur any capital expenditure for the six months ended March 31, 2026 and 2025.

Commitments and Contingencies

In the normal course of business, we are subject to loss contingencies, such as legal proceedings and claims arising out of our business, that cover a wide range of matters, including, among others, government investigations and tax matters. In accordance with ASC No. 450-20, “Loss Contingencies”, we will record accruals for such loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated.

The following table summarizes our contractual obligations as of March 31, 2026:

	Payments due by period
Contractual obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	US$	US$	US$	US$	US$
Operating lease(1)	$457,338	$457,338	$–	$–	$–

(1)	We lease offices which are classified as operating leases in accordance with Topic 842. As of March 31, 2026, our future lease payments totalled US$457,338.

Off-Balance Sheet Transactions

For the periods presented, we did not have, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or for some other contractually narrow or limited purpose.

Quantitative and Qualitative Disclosures about Market Risk

Credit Risk

For the credit risk related to accounts receivable and contract assets, we perform periodic credit evaluations of our customers’ financial condition and generally does not require collateral. We establish an allowance for credit losses based upon estimates, factors surrounding the credit risk of specific customers and other information. Allowance for credit losses was US$612,488 and US$612,488 as at March 31, 2026 and September 30, 2025, respectively. Our management believes its contract acceptance, billing, and collection policies are adequate to minimize credit risk. Application for progress payment of contract works is made on a regular basis. We seek to maintain strict control over its outstanding receivables. Overdue balances are reviewed regularly by the management.

Liquidity Risk

We are also exposed to liquidity risk, which is risk we will be unable to provide sufficient capital resources and liquidity to meet our commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, we will turn to financial institutions and related parties to obtain short-term funding to cover any liquidity shortage.

Based on the above considerations, management is of the opinion we have sufficient funds to meet our working capital requirements and debt obligations, for at least the next 12 months. There are several factors that could potentially arise that could undermine our plans, such as changes in the demand for its services, economic conditions, its operating results continuing to deteriorate and its shareholders unable to provide continued financial support.

We maintain sufficient cash and bank balances, and internally generated cash flows to finance the activities and management is satisfied that funds are available to finance the operations.

Foreign Exchange Risk

Our reporting currency is the U.S. dollar, and all of our consolidated revenues and consolidated costs and expenses are denominated in Hong Kong Dollars (“HKD”). Our assets are denominated primarily in HKD. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between the US$ and HKD. If the HKD depreciates against the US$, the value of our HKD revenues, earnings and assets as expressed in our US$ financial statements will decline. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.